GLOBAL TECHNOLOGIES, LTD.

501 1st Ave. N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

June 1, 2022

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Global Technologies, Ltd.
Preliminary Information Statement on Schedule 14C
Filed May 10, 2022
File No. 000-25668

Dear Mr. Chinos:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 23, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Preliminary Information Statement on Schedule 14C submitted May 10, 2022 (File No. 000-25668) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Preliminary Information Statement on Schedule 14C filed May 10, 2022

General

1.	Please update to provide financial statements as of and for the interim periods ended March 31, 2022 and March 31, 2021 in your next amendment. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to update your disclosure to provide the information covering the periods of your financial statements. Specifically, please provide (i) a pro forma balance sheet as of March 31, 2022, (ii) a pro forma statement of operations for the fiscal period from January 29, 2021 (inception) to June 30, 2021 and (iii) a pro forma statement of operations for the nine-month period ended March 31, 2022. Finally, please remove the pro forma balance sheet as of December 31, 2021 as it is not required.

Response: In response to the Staff’s comments, the Company has included the requested financial reports and revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	We note you have incorporated by reference your Exchange Act reports. Item 14(e) of Schedule 14A permits incorporation by reference of information required by Item 14(c) of Schedule 14A to the same extent such information is permitted to be incorporated by reference by Form S-4. Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3. The General Instructions to Form S-3 address the Eligibility Requirements for Use of Form S-3. We note in particular paragraph I.B.1, which requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant to be $75 million or more. It does not appear that you are eligible to incorporate your financial statements. Please revise to provide the required financial statements, or provide us further analysis regarding your ability to incorporate by reference.

Response: In response to the Staff’s comments, the Company has included its financial statements that were previously incorporated by reference.

3.	We note that you intend to issue a pro-rata number of shares of Class A common stock to Tersus Shareholders pursuant to the Exchange Agreement. Please revise your disclosure to provide the approximate number of shares of Class A common stock that you will be issuing based on current outstanding securities and the effect of the stock split.

Response: In response to the Staff’s comments, the Company has revised its disclosure to provide the approximate number of shares of Class A common stock to be issued to the Tersus shareholders pursuant to the Exchange Agreement. The approximate share issuance is detailed within the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements and throughout the Information Statement where the Share Exchange Agreement is discussed.

The Company respectfully believes that the proposed modifications to the Information Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely yours,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President
Global Technologies, Ltd.